

SECU[illegible] 07002815 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick + Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 East Juneau Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon Frederick (414) 271-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause + Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th St. Suite 400 (Address) Milwaukee (City) WI (State) 53214 (Zip Code)

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lon Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK & COMPANY, INC.

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplemental Information	
Independent Auditors' Report on Supplemental Financial Information Required By Rule 17a-5 of the Securities and Exchange Commission	9
Schedule I - Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1	10
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	11 - 12


Virchow Krause
&company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Frederick & Company, Inc.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Frederick & Company, Inc. as of December 31, 2006 and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick & Company, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 21, 2007

FREDERICK & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

ASSETS	
Cash	$ 53,955
Securities owned:	
Marketable, at market value	595,098
Not readily marketable, at estimated fair value	826,860
Prepaid expenses	2,318
Property and equipment	5,700
Other assets	1,925
TOTAL ASSETS	$ 1,485,856

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 5,757
Accrued expenses	25,867
Loans payable to related parties	176,000
Total Liabilities	207,624
STOCKHOLDERS' EQUITY	
Common stock:	
Series A, nonvoting, $1 par, authorized 100,000 shares; 18,811 shares issued and outstanding	18,811
Series B, voting, $1 par, authorized 50,000 shares; 42 shares issued and outstanding	42
Additional paid-in capital	1,518,219
Accumulated deficit	(258,840)
Total Stockholders' Equity	1,278,232
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,485,856

See accompanying notes to financial statements.

FREDERICK & COMPANY, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

REVENUES	
Commissions	$ 529,852
Interest and dividend	11,685
Mutual fund commissions	6,466
Net realized loss on sale of investments	(69,886)
Increase in net unrealized gain/loss on investments	201,387
Total Revenues	679,504
EXPENSES	
Employee compensation and benefits	80,271
Legal and Professional	22,563
Selling and administration	32,421
Occupancy	14,225
Interest	17,637
Travel and entertainment	11,691
Office	8,617
Dues and fees	4,097
Insurance	2,568
Other	1,060
Total Expenses	195,150
NET INCOME	$ 484,354

See accompanying notes to financial statements.

FREDERICK & COMPANY, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2006

	Common Stock Series A	Common Stock Series B	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, December 31, 2005	$ 18,811	$ 42	$ 1,518,219	$ (743,194)	$ 793,878
2006 net income	-	-	-	484,354	484,354
BALANCES, DECEMBER 31, 2006	$ 18,811	$ 42	$ 1,518,219	$ (258,840)	$ 1,278,232

See accompanying notes to financial statements.

FREDERICK & COMPANY, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 484,354
Adjustments to reconcile net income to net cash flows from operating activities	
Net change in unrealized gain/loss on investments	(131,501)
Changes in assets and liabilities	
Commissions receivable	61,262
Prepaid expenses	252
Accounts payable	(49,577)
Accrued expenses	25,867
Net Cash Flows from Operating Activities	390,657
CASH FLOWS USED IN INVESTING ACTIVITIES	
Proceeds from sale of investments	150,428
Purchase of investments	(449,000)
Net expenditures for property and equipment	(5,700)
Net Cash Flows Used in Investing Activities	(304,272)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Payments on notes payable	(50,000)
Net Cash Flows Used in Financing Activities	(50,000)
Net Change in Cash and Cash Equivalents	36,385
CASH - Beginning of Year	17,570
CASH - END OF YEAR	$ 53,955
Supplemental cash flow disclosures	
Cash paid for interest	$ 17,637

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Frederick & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Wisconsin corporation organized in 1960. The focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Securities Transactions

Security transactions are recorded on trade date.

A security traded on a recognized stock exchange is valued at the last sale price. All other securities for which over-the-counter market quotations are readily available are valued at the last sale price. Any securities, including private equity securities, for which market quotations are not readily available are valued at their fair value as determined in good faith by the shareholders. These securities are initially carried at their original cost. Changes in the fair value of these securities are made when, in the judgment of the shareholders, evidence of a change in value is readily ascertainable. In retrospect, fair values so determined may not reflect the prices at which those securities could have been sold during the periods in which the particular fair values were used.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The Company has obtained an exemption from SEC Rule 15c3-3 under Subparagraph (k)(1).

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and equipment are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains and losses are included in income. Depreciation of property and equipment is computed using the straight-line method for financial reporting purposes. The useful lives of property for computing depreciation is five to ten years.

Commission Revenue

The Company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

FREDERICK & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Advertising

Advertising costs are charged to operations when incurred. There was no advertising expense incurred during the year ended December 31, 2006.

Income Taxes

The Company has elected to be an S Corporation. Under this election, the net income or loss of the Company is allocated to the respective shareholders and included on their individual income tax returns.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $291,855, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.71 to 1.

NOTE 3 - Securities

Marketable securities at December 31, 2006 consist of trading securities at market values, as follows:

Corporate stock	$ 595,098

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2006, these securities at estimated fair values consist of the following:

Corporate stocks	$ 826,860
Warrants	-
	$ 826,860

FREDERICK & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 4 - Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2006 and is summarized as follows:

Office furniture and equipment	$	29,752
Automobiles		42,508
Leasehold improvements		900
		73,160
Less: accumulated depreciation		67,460
	$	5,700

There was no depreciation expense for the year ended December 31, 2006.

NOTE 5 - Loans Payable to Related Parties

The Company is indebted to its shareholders for loans payable. The total of the loans payable is $176,000 as of December 31, 2006. The notes are unsecured, bear interest at the prime rate (8.25% at December 31, 2006) and are due December 31, 2007.

NOTE 6 - Line of Credit

At December 31, 2006, the Company had a $300,000 line of credit financing agreement with a local bank. Interest is payable monthly at the prime rate. The line of credit expires April 30, 2007 and is collateralized by marketable securities.

There was no outstanding balance on the line of credit as of December 31, 2006.

SUPPLEMENTAL INFORMATION



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Frederick & Company, Inc.
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Frederick & Company, Inc. as of and for the year ended December 31, 2006 and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 21, 2007

FREDERICK & COMPANY, INC.

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 5,757
Accrued expenses	25,867
Loans payable to related parties	176,000
Total Aggregate Indebtedness	$ 207,624
Minimum required net capital (based on aggregate indebtedness)	$ 13,841
NET CAPITAL	
Stockholders' equity	$ 1,278,232
Deductions:	
Not readily marketable, at estimated fair value	(826,860)
Prepaid expenses	(2,318)
Property and equipment	(5,700)
Other assets	(1,925)
Haircut on money market account	(1,070)
Haircuts on securities	(89,265)
Undue concentration	(59,239)
Net Capital	291,855
Net capital requirement (Minimum)	5,000
Capital in excess of minimum requirement	$ 286,855
Ratio of aggregate indebtedness to net capital	0.71 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15C3-3

Frederick & Company, Inc. is exempt from Rule 15c3--3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Frederick & Company, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Frederick & Company, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Frederick & Company, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Company management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 21, 2007

END